Filed by Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

The following communication was made available to Weyerhaeuser employees on January 26, 2016:

LEADERS NAMED

Post-merger senior management team names direct reports, effective when transaction closes

The post-merger senior management team has named the leaders who will report directly to them in the combined organization. These decisions will be effective after the transaction closes. Until then, the current organizational structure in both Weyerhaeuser and Plum Creek remains the same.

“I’m excited about this group of outstanding leaders who represent a great mix of talent from both companies,” says Doyle Simons, president and CEO. “After the transaction closes, I look forward to working with this team to ensure a successful integration and bright future for the new Weyerhaeuser. Of course, these decisions also mean a number of leaders from both companies will not be part of the post-merger organization. I want to thank them for their leadership, dedication, and for all the contributions they’ve made. I wish each of them well in the future.”

POST-MERGER LEADERSHIP TEAM

Below is organizational structure for the post-merger leadership team (download the PowerPoint version).

Doyle Simons
President & CEO

- **Rhonda Hunter** – SVP Timberlands
  - **Paul Davis** – VP, Southern Timberlands
  - **Matt Williams** – VP, Western Timberlands
  - **Fred Dzida** – VP, Canadian Timberlands
  - **Scott Henker** – Regional Manager, Northern Hardwoods
  - **Ryan Beaver** – GM, Columbia Timberlands
  - **Alvaro Molinari** – Dir. South America
  - **Suzanne Cuthbert** – Dir. Strategy & Technology
  - **Brad Kitselman** – VP Sales & Marketing
  - **TBD** – Controller
  - **Steve Hill** – Dir. IT
  - **David Graham** – Dir. HR
- **Tom Lindquist** – EVP Land Resources
  - **Jim Kilberg** – SVP, Real Estate
  - **Paul Hossain** – VP, Energy & Natural Resources
  - **Doug Cole** – Dir. Market Planning
- **Adrian Blocker** – SVP Wood Products
  - **Allan Bradshaw** – VP, East
  - **Jerry Nix** – VP, Gulf South
  - **Keith O'Rear** – VP, Mid-South
  - **Alan Sherrington** – VP, Northwest
  - **Brian Chaney** – VP, Canada
  - **Jon Rashleigh** – AGM, Montana
  - **David Helmers** – VP Distribution
  - **Matt Myers** – VP Sales & Marketing
  - **Carl Chapman** – VP, Raw Material Procurement & Sales
  - **Rob Laishley** – Controller
  - **Hal Harpold** – Dir. Strategic Planning
  - **Jason Minchin** – Dir. Engineering & Tech
  - **Kevin Dueck** – Dir. IT
  - **Melanie Freiberg** – Dir. HR
- **Russell Hagen** – SVP & Chief Financial Officer
  - **Jeanne Hillman** – VP & Chief Accounting Officer
  - **Laura Smith** – VP, Treasury & Enterprise Planning
  - **Jeff Nitta** – VP, Pension & Risk
  - **Paul Stamnes** – VP, Tax
  - **Dow Derato** – VP, Acquisitions & Divestitures
  - **Beth Baum** – Dir. Investor Relations
- **Devin Stockfish** – SVP & General Counsel
  - **Charlie Douthwaite** – VP, Assistant General Counsel, Litigation
  - **Paul Leuzzi** – VP, Assistant General Counsel, General Corporate Law & Chief Compliance Officer
  - **Jim Johnston** – VP, Assistant General Counsel, Timberlands & Land Resources
  - **Brad Mjelde** – VP, Procurement & Corporate Services
  - **Justin Nikbakhsh** – Dir. Internal Audit
  - **Gunnar Gardarsson** – Dir. Aviation
- **Denise Merle** – SVP Human Resources & IT
  - **Mark Miller** – VP, Information Technology
  - **Sharon Dusek** – VP, Compensation, Benefits & Shared Services
  - **Xan McCallum** – VP, Talent Management & Engagement
  - **Brooks Burton** – Dir. Labor Relations
- **Tim Punke** – SVP Corporate Affairs
  - **Kristen Sawin** – VP, Government Affairs and Health & Safety
  - **Kat Sims** – VP, Environmental Affairs & Sustainability
  - **Open Role** – VP, Communications & Public Affairs

These decisions affect several leaders from both Weyerhaeuser and Plum Creek. Details about Plum Creek leaders will be shared with that organization. For Weyerhaeuser:

•	Doug Bowersock will continue as director of Human Resources for Timberlands until the transaction closes, and has agreed to stay on after that for an extended period to help with the broader transition.

•	Marc Cannon, currently interim leader for Columbia Timberlands, will become operations and safety manager in the Columbia Timberlands organization after the transaction closes, reporting to Ryan Beaver.

•	Christine Dean will continue as vice president of Timberlands Technology until the transaction closes, and then stay on for a transition period before retiring later this year.

•	John Enlow, current vice president of Southern Timberlands, is leaving Weyerhaeuser to pursue other opportunities.

•	David Godwin will continue as vice president of Minerals and Energy Products until the transaction closes, and then stay on for another six months to help with the transition before retiring later this year.

•	Jud Jackson will continue as assistant general counsel reporting to Devin Stockfish until the transaction closes, after which he will report to Paul Leuzzi.

•	Cassie Phillips will continue as vice president, Sustainable Forestry, until the transaction closes, and then stay on for a transition period before retiring later this year.

•	Tom Smith will continue as vice president of Tax until the transaction closes and then stay on for a transition period before retiring later this year.

•	Chris Van Liew will continue as chief information officer until the transaction closes, stay on for a transition period, and then leave the company to pursue other opportunities.

As previously announced, Patty Bedient intends to retire later this year and once the transaction closes, she will step down as executive vice president and chief financial officer for Weyerhaeuser. Cathy Slater will continue to be senior vice president of Cellulose Fibers throughout the strategic review process for that business.

NEXT STEPS FOR PEOPLE DECISIONS

These post-merger leaders will now begin to make decisions about who will fill positions on their teams after closing. This process will move quickly for teams that are small or for which integration is straightforward. For teams that are larger or more complex, it may take longer for decisions to be finalized. The post-merger leadership team is committed to moving as quickly as possible to evaluate talent from both companies, make the right decisions for the combined organization, and communicate those decisions to their teams as they are made.

REQUIRED LEGAL LANGUAGE

We are required to include the following legal language on all company communication related to this transaction.

FORWARD-LOOKING STATEMENTS

This communication contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to Weyerhaeuser’s future results and performance, the expected benefits of the proposed transaction such as efficiencies, cost savings and growth potential and the expected timing of the completion of the transaction, all of which are subject to risks and uncertainties. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. Weyerhaeuser will not update these forward-looking statements after the date of this communication.

Some forward-looking statements discuss Weyerhaeuser’s and Plum Creek’s plans, strategies, expectations and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements, including, without limitation, the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the proposed transaction; the risk that any of the conditions to closing of the proposed transaction may not be satisfied; the risk that the businesses of Weyerhaeuser and Plum Creek will not be integrated successfully; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and strength of the U.S. dollar; market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions; performance of our manufacturing operations, including maintenance requirements; the level of competition from domestic and foreign producers; the successful execution of internal performance plans, including restructurings and cost reduction initiatives; raw material prices; energy prices; the effect of weather; the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters; transportation availability and costs; federal tax policies; the effect of forestry, land use, environmental and other governmental regulations; legal proceedings; performance of pension fund investments and related derivatives; the effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; changes in accounting principles; and other factors described in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including the “Risk Factors” section in Weyerhaeuser’s and Plum Creek’s respective annual reports on Form 10-K for the year ended December 31, 2014. Other risks associated with the proposed transaction are also discussed in the definitive joint proxy statement/prospectus that Weyerhaeuser and Plum Creek filed with the SEC on Form 424B3 and Schedule 14A, respectively, on December 29, 2015 in connection with the proposed transaction.

NO OFFER OR SOLICITATION

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Weyerhaeuser and Plum Creek will be submitted to Weyerhaeuser’s shareholders and Plum Creek’s stockholders for their consideration. In connection with the proposed transaction, Weyerhaeuser filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which was declared effective by the SEC on December 28, 2015, that includes a prospectus with respect to Weyerhaeuser’s common shares to be issued in the proposed transaction and a joint proxy statement for Weyerhaeuser’s shareholders and Plum Creek’s stockholders (the “Joint Proxy Statement”) and each of Weyerhaeuser and Plum Creek has mailed the Joint Proxy Statement to their respective shareholders or stockholders, as applicable, and filed or will file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ CAREFULLY ALL RELEVANT MATERIALS FILED OR TO BE FILED WITH THE SEC BY WEYERHAEUSER OR PLUM CREEK WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Joint Proxy Statement and other relevant materials and any other documents filed or furnished by Weyerhaeuser or Plum Creek with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Director, Investor Relations, or by calling (253) 924-2058, or from Plum Creek upon written request to Plum Creek, 601 Union Street, Suite 3100, Seattle Washington 98101, Attention: Investor Relations, or by calling (800) 858-5347.

PARTICIPANTS IN THE SOLICITATION

Weyerhaeuser, Plum Creek, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and information about Plum Creek’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. These documents are available free of charge from the sources indicated above, and from Weyerhaeuser by going to its investor relations page on its corporate web site at www.weyerhaeuser.com and from Plum Creek by going to its investor relations page on its corporate web site at www.plumcreek.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the Registration Statement and the Joint Proxy Statement filed with the SEC and in other relevant materials Weyerhaeuser or Plum Creek have filed or intend to file with the SEC.